FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

Notice for all shareholders, holders of ADSs and OCEANE convertible bonds of Alcatel-Lucent:

This document requires your action.

Nokia is offering to acquire all of the shares, ADSs and OCEANE convertible bonds of Alcatel-Lucent

By accepting this offer from Nokia, holders of Alcatel-Lucent shares, American Depositary Shares (ADSs) and OCEANE convertible bonds will have the opportunity to be part of a world- leading network technology company, better positioned for the long term.	The Board of Alcatel-Lucent has unanimously determined that Nokia’s exchange offer is in the best interest of Alcatel-Lucent, its employees and its stakeholders and recommends that all shareholders and holders of ADSs and OCEANE convertible bonds accept Nokia’s offer.*

The enclosed exchange offer/prospectus gives you the information about the offer, including a description of how to accept it.

If you have questions and need more information please call our information agent, Georgeson Inc., at:

(800) 314-4549

Or visit: www.newconnectivity.com

*	The Alcatel-Lucent Board recommendation, adopted with unanimous approval of its participating directors, takes into account factors described in “Item 4. The Solicitation or Recommendation – Reasons for Alcatel-Lucent’s Board Recommendation” in Alcatel-Lucent’s Solicitation/Recommendation Statement, Schedule 14D-9.

Dear Alcatel-Lucent shareholder, holder of ADSs and/or holder of OCEANE convertible bonds

We are writing to you today because you hold shares, ADSs and/or OCEANE convertible bonds of Alcatel-Lucent.

Alcatel-Lucent is a French company that was created in 2006 by the merger of Lucent Technologies of the United States, and Alcatel of France. Alcatel-Lucent’s shares are listed on Euronext Paris (Ticker symbol: ALU) and on the New York Stock Exchange (Ticker symbol: ALU).

Nokia, a Finnish corporation, has reached an agreement with Alcatel-Lucent to combine the two companies and create a world leader in network technologies. This agreement was originally announced on April 15, 2015.

The proposed combination will take place via a share exchange offer, in which Nokia aims to acquire all of the shares, ADSs and OCEANE convertible bonds of Alcatel-Lucent by exchanging them for Nokia shares or ADSs. The offer is being made pursuant to the exchange offer/prospectus included in the Registration Statement on Form F-4 and the Schedule TO, each as filed with the U.S. Securities and Exchange Commission. The exchange offer/prospectus that forms a part of the Form F-4 is enclosed with this summary.

If you accept the offer and tender your Alcatel-Lucent shares, ADSs or OCEANE convertible bonds, you will subsequently own shares or ADSs in the expanded combined company, which will be called Nokia, subject to the successful closing of the offer.

The Board of Alcatel-Lucent supports the combination with Nokia and unanimously recommends that all shareholders and holders of ADSs and OCEANE convertible bonds tender their securities into Nokia’s offer.*

The exchange offer/prospectus enclosed with this summary provides you with information about the offer, its terms, and the rationale for combining the two companies. It also provides guidance on the practical steps you need to take should you choose to follow this recommendation and accept the offer.

The offer has a clearly defined timeline and closing date, which you will need to follow closely to ensure you submit your acceptance in time.

You can find more information about Nokia at www.nokia.com

*	The Alcatel-Lucent Board recommendation, adopted with unanimous approval of its participating directors, takes into account factors described in “Item 4. The Solicitation or Recommendation – Reasons for Alcatel-Lucent’s Board Recommendation” in Alcatel-Lucent’s Solicitation/Recommendation Statement, Schedule 14D-9.

Q&A

What are you being offered?

You are being offered the opportunity to exchange your Alcatel-Lucent shares, ADSs or OCEANE convertible bonds for shares or ADSs in Nokia.

Nokia believes that the combined company will be better positioned to compete as a world leader in network technologies over the long term.

What is the reason for combining Nokia and Alcatel-Lucent?

The strategic rationale for combining the two companies includes:

•	creating an end-to-end portfolio with leading global positions across products, software and services;

•	complementary product and service offerings, customers and geographic footprints;

•	greater scale and reach against major competitors;

•	creating an innovation powerhouse with significant combined research and development capabilities and resources; and

•	positioned to succeed given strong execution track record of both companies and a common vision for the future.

Nokia believes that the combined company will be better able to drive shareholder value for the long term:

•	expanded addressable market, with improved long-term growth opportunities;

•	experienced leadership with long track record and committed to efficient integration and realization of synergies;

•	the opportunity to realize cost synergies of approximately EUR 900 million by 2018;

•	commitment to an attractive shareholder remuneration policy including dividends and share buy-backs; and

•	the development of a robust capital structure and strong balance sheet, targeting an investment grade credit rating.

There is a great deal of detail on the strategic rationale for the transaction in the accompanying offer document, which we have summarized for you here. You can also find more information by visiting www.newconnectivity.com

What is the benefit to Alcatel-Lucent shareholders, holders of ADSs and holders of OCEANE convertible bonds?

The offer is being made on attractive financial terms that provide value for Alcatel-Lucent shareholders and holders of OCEANE convertible bonds. The exchange ratio for the Alcatel-Lucent shares and ADSs represented a 30% premium based on the weighted average share price of Nokia and Alcatel-Lucent for the 6 months ending April 9, 2015 prior to the announcement of the transaction on April 15. The exchange ratios offered to the holders of Alcatel-Lucent convertible bonds also reflect this premium, as well as the improved conversion ratio as described in the enclosed exchange offer/prospectus.

By exchanging your Alcatel-Lucent shares, ADSs or OCEANE convertible bonds for Nokia shares or ADSs you will be able to continue to participate in the future of a company with a compelling strategic position and vision.

The Boards of both companies unanimously support the combination and believe it will create significant value for stakeholders of both companies. They encourage you to act in good time.*

**	Please note that certain financial intermediaries may have an earlier tender cut-off date.

*	The Alcatel-Lucent Board recommendation, adopted with unanimous approval of its participating directors, takes into account factors described in “Item 4. The Solicitation or Recommendation – Reasons for Alcatel-Lucent’s Board Recommendation” in Alcatel-Lucent’s Solicitation/Recommendation Statement, Schedule 14D-9.

What is the timeline?

•	The offer was opened on November 18, 2015 and will expire on December 23, 2015. Shares, ADSs and OCEANE convertible bonds can be tendered immediately, and must be tendered before 11.00am New York City time, on the day of the expiration of the offer (or before 5.00pm, New York City time, the U.S. business day before the expiration of the offer with respect to the ADSs) in order to be accepted, so we would encourage you to act in good time.

What do you need to do to accept the offer?

•	The steps you must take to validly tender into the U.S. offer will depend on whether you hold Alcatel-Lucent shares, ADSs or OCEANE convertible bonds and whether you hold such Alcatel-Lucent shares, ADSs or OCEANE convertible bonds directly or indirectly through a broker, dealer, commercial bank, trust company or other nominee.

•	If you would like to tender your Alcatel-Lucent ADSs, shares or OCEANE convertible bonds into the U.S. Offer, you should follow the exact procedures described in the exchange offer/prospectus enclosed with this summary.

•	If you are at all unclear about what you need to do please contact your financial intermediary or other nominee, call the toll free helpline on (800) 314-4549 or visit www.newconnectivity.com

Further detailed information about the offer is contained in the exchange offer/prospectus, which can be found at www.newconnectivity.com and is also enclosed with this summary.

If you would like to speak to someone in connection with the U.S. exchange offer, then please contact:

Georgeson Inc.

(800) 314-4549

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “will” and similar expressions. These forward-looking statements include statements relating to Nokia’s proposed combination with Alcatel-Lucent, the outcomes of such proposed combination and the exchange offer. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are subject to risks and uncertainties, including the ability of the parties to consummate the proposed transaction and the future of the combined company.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the U.S. Securities and Exchange Commission (“SEC”).

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel-Lucent for new ordinary shares and ADSs of Nokia. This document is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel-Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”), the Solicitation/Recommendation Statement on Schedule 14D-9 each as filed by Nokia or Alcatel-Lucent with the SEC, the listing prospectus of Nokia filed by Nokia with and approved by the Finnish Financial Supervisory Authority on October 23, 2015 or the offer document (note d’information) of Nokia and the response document (note en réponse) of Alcatel-Lucent which received the visa of the French Autorité des marchés financiers (“AMF”) on November 12, 2015 (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The dissemination of the offer document (note d’information) as well as any other Exchange Offer Document may be subject to legal restrictions in certain jurisdictions. The exchange offer is not directed, directly or indirectly, to persons subject to such restrictions. Any breach of these legal restrictions could constitute a breach of the applicable law and regulation in certain jurisdictions. Nokia declines any liability in the event of a breach by any person of the applicable legal restrictions. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. Other than the preliminary draft of the Registration Statement, the Exchange Offer Documents have not yet been filed with appropriate regulators, including the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent with the SEC, as applicable, including the preliminary Registration Statement, are or will be available free of charge at the SEC’s website (www.sec.gov).

Nokia’s offer document (note d’information) and Alcatel-Lucent’s response document (note en réponse), as well as the documents related to the legal, financial and accounting characteristics of Nokia and Alcatel-Lucent are available on the website of the AMF (www.amf-france.org) as well as on the website of Nokia (www.nokia.com) and Alcatel-Lucent (www.alcatel-lucent.com). Hard copies of the documents relating to Nokia are also available free of charge at Nokia (Karaportti 3, FI-02610 Espoo, Finlande) and Société Générale (Société Générale – Corporate Finance – 75886 Paris Cedex 18, France). In the same way, hard copies of the documents relating to Alcatel-Lucent can be obtained free of charge at Alcatel-Lucent (148/152 route de la Reine, 92100 Boulogne-Billancourt, France).